Sovereign risk, the Eurozone crisis and redenomination risk	Exhibit 99.4

Sovereign risk, the Eurozone crisis and redenomination risk

Credit conditions will deteriorate in a recessionary environment, such as that recently seen in the UK, U.S., the Eurozone and other economies. Deteriorating conditions will impact the risk of exposures to retail and wholesale counterparties, including a country’s government or its agencies (via sovereign risk), potentially impairing or reducing the value of the Group’s credit assets. Fiscal deficits continue to remain high, leading to high levels of public debt in some countries at a time of modest GDP growth, which has led to a loss of market confidence in certain countries to which the Group is exposed. Deteriorating sovereign credit quality (particularly in relation to debt servicing and refinancing) could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

In particular, concerns about the Eurozone sovereign debt levels remain very high. The large sovereign debts and/or fiscal deficits of a number of European countries have also raised concerns regarding the financial condition of financial institutions, insurers and other corporates (i) located in these countries; (ii) that have direct or indirect exposure to these countries (both to sovereign debt and private sector debt); and/or (iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries. The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates. A potential sovereign default and a potential exit of a country from the Euro would affect the businesses and economic condition and prospects of the Group’s counterparties, customers, suppliers or creditors, directly or indirectly, in ways which are difficult to predict.

The impact of these conditions could adversely affect the Bank and the solvency of its counterparties, custodians, customers and service providers; its credit rating; its share price; the value and liquidity of its assets and liabilities; and the ability of the Bank or the Group to meet its obligations under its debt obligations more generally.

Redenomination risk is the risk of financial loss to the Group should one or more countries exit from the Euro, leading to the redenomination of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated external assets and locally denominated external liabilities. Within the Group, retail banking, corporate banking and wealth activities in the Eurozone are generally booked locally within each country. Locally booked external customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining net funding requirement between local external assets and liabilities is met through either local capital or via funding sourced from the Group. The exit from the Eurozone of one or more countries in which the Group operates could crystallise the effects of redenomination on the net funding. There can be no assurance that the steps taken by the Group to more actively match local external assets with local external liabilities would be fully successful. In addition to redenomination risk, the withdrawal of one or more countries from the Eurozone could adversely affect the economic performance of that country, impacting areas such as interest and unemployment rates, which, in turn, may adversely affect customers’ (including a country’s government or its agencies) solvency and their ability to service their debt and could have an impact on the performance of assets and liabilities with customers from that country. Any one, or a combination of, the foregoing events resulting from the withdrawal of one of more countries from the Eurozone could also have a material adverse impact on the Group’s operations, financial condition and prospects.

Barclays PLC	1